Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

	Nine Months Ended September 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
	(dollars in millions)
EARNINGS:
Net income	$151.0	$177.5	$165.7	$163.5	$152.3	$89.5
Income taxes (a)	68.0	87.2	94.6	81.9	98.3	45.8

Income before income taxes	219.0	264.7	260.3	245.4	250.6	135.3
Fixed charges as defined	64.1	86.4	103.9	103.3	101.6	99.9
Adjustment for undistributed equity earnings	(7.0)	(8.3)	(7.9)	(6.4)	(5.6)	(7.1)

Total earnings as defined	$276.1	$342.8	$356.3	$342.3	$346.6	$228.1

FIXED CHARGES:
Interest expense	$63.2	$85.0	$80.2	$79.9	$78.6	$74.8
Estimated interest component of rent expense	0.9	1.4	23.7	23.4	23.0	25.1

Total fixed charges as defined	$64.1	$86.4	$103.9	$103.3	$101.6	$99.9

Ratio of Earnings to Fixed Charges	4.31	3.97	3.43	3.31	3.41	2.28

Preferred dividend requirements (pre-tax basis) (b)	$0.0	$0.9	$5.2	$5.0	$5.4	$5.0

Fixed charges and preferred dividend requirements	$64.1	$87.3	$109.1	$108.3	$107.0	$104.9

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	4.31	3.93	3.27	3.16	3.24	2.17

(a)	Includes net interest related to unrecognized tax benefits.

(b)	Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the respective year-to-date effective income tax rate. Excludes the impact of charges related to Wisconsin Power and Light Company’s preferred stock redemption in 2013.